UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   GOODPASTURE, JOHN N
   318 HUNTERS TRAIL


   HOUSTON, TX  77024
2. Issuer Name and Ticker or Trading Symbol
   SEAGULL ENERGY CORPORATION (SGO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
   ###-##-####
4. Statement for Month/Year
   12/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [X] Other (specify below)
   Former Sr. V.P. Pipelines
   & Marketing (a)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     5,500          D  Direct
Common Stock                                                                                     14,716         I  401(k) Plan
Common Stock                                                                                     6,698          I  ESOP

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Incentive Stock Option (right  $17.3750                                                                                07/10/05
to buy)
Incentive Stock Option (right  $25.5000                                                                                06/01/04
to buy)
Non-Qualified Stock Option     $11.9375                                                                                03/20/02
(right to buy)
Non-Qualified Stock Option     $16.5000                                                                                07/15/08
(right to buy)
Non-Qualified Stock Option     $17.3750                                                                                07/10/05
(right to buy)
Non-Qualified Stock Option     $18.8125                                                                                05/13/07
(right to buy)
Non-Qualified Stock Option     $23.5000                                                                                07/16/06
(right to buy)
Non-Qualified Stock Option     $25.5000                                                                                06/01/04
(right to buy)
Non-Qualified Stock Option     $26.3750                                                                                05/11/03
(right to buy)
Phantom Stock Units (1)                        01/01/98       A         361
Phantom Stock Units (1)                        01/15/98       A         71
Phantom Stock Units (1)                        01/31/98       A         76
Phantom Stock Units (1)                        02/15/98       A         78
Phantom Stock Units (1)                        02/28/98       A         82
Phantom Stock Units (1)                        03/15/98       A         83
Phantom Stock Units (1)                        03/31/98       A         80
Phantom Stock Units (1)                        04/15/98       A         75
Phantom Stock Units (1)                        04/30/98       A         76
Phantom Stock Units (1)                        05/15/98       A         79
Phantom Stock Units (1)                        05/31/98       A         81
Phantom Stock Units (1)                        06/15/98       A         85
Phantom Stock Units (1)                        06/30/98       A         88
Phantom Stock Units (1)                        07/15/98       A         85
Phantom Stock Units                            07/31/98       A         89
Phantom Stock Units (1)                        08/15/98       A         105
Phantom Stock Units (1)                        08/31/98       A         114
Phantom Stock Units (1)                        09/15/98       A         174
Phantom Stock Units (1)                        09/30/98       A         180
Phantom Stock Units (1)                        10/15/98       A         174
Phantom Stock Units                            10/31/98       A         178
Phantom Stock Units (1)                        11/15/98       A         169
Phantom Stock Units (1)                        11/30/98       A         173
Phantom Stock Units (1)                        12/15/98       A         221
Phantom Stock Units (1)                        12/31/98       A         298

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   7,300                     7,300         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   9,600                     9,600         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   25,000                    25,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   36,000                    36,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   12,700                    12,700        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   36,000                    36,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,400                     6,400         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   16,000                    16,000        D   Direct
(right to buy)
Phantom Stock Units (1)        01/01/98  Common Stock                   361           $20.6250                  D   Direct
Phantom Stock Units (1)        01/15/98  Common Stock                   71            $19.5625                  D   Direct
Phantom Stock Units (1)        01/31/98  Common Stock                   76            $18.3250                  D   Direct
Phantom Stock Units (1)        02/15/98  Common Stock                   78            $17.7031                  D   Direct
Phantom Stock Units (1)        02/28/98  Common Stock                   82            $16.9813                  D   Direct
Phantom Stock Units (1)        03/15/98  Common Stock                   83            $16.7000                  D   Direct
Phantom Stock Units (1)        03/31/98  Common Stock                   80            $17.3219                  D   Direct
Phantom Stock Units (1)        04/15/98  Common Stock                   75            $18.4594                  D   Direct
Phantom Stock Units (1)        04/30/98  Common Stock                   76            $18.2563                  D   Direct
Phantom Stock Units (1)        05/15/98  Common Stock                   79            $17.6594                  D   Direct
Phantom Stock Units (1)        05/31/98  Common Stock                   81            $17.0813                  D   Direct
Phantom Stock Units (1)        06/15/98  Common Stock                   85            $16.2625                  D   Direct
Phantom Stock Units (1)        06/30/98  Common Stock                   88            $15.7969                  D   Direct
Phantom Stock Units (1)        07/15/98  Common Stock                   85            $16.3750                  D   Direct
Phantom Stock Units            07/31/98  Common Stock                   89            $15.6438                  D   Direct
Phantom Stock Units (1)        08/15/98  Common Stock                   105           $13.2000                  D   Direct
Phantom Stock Units (1)        08/31/98  Common Stock                   114           $12.2250                  D   Direct
Phantom Stock Units (1)        09/15/98  Common Stock                   174           $10.9281                  D   Direct
Phantom Stock Units (1)        09/30/98  Common Stock                   180           $11.0156                  D   Direct
Phantom Stock Units (1)        10/15/98  Common Stock                   174           $11.3781                  D   Direct
Phantom Stock Units            10/31/98  Common Stock                   178           $11.1375                  D   Direct
Phantom Stock Units (1)        11/15/98  Common Stock                   169           $11.7688                  D   Direct
Phantom Stock Units (1)        11/30/98  Common Stock                   173           $11.4844                  D   Direct
Phantom Stock Units (1)        12/15/98  Common Stock                   221           $8.9781                   D   Direct
Phantom Stock Units (1)        12/31/98  Common Stock                   298           $6.6531     15,012        D   Direct

Explanation of Responses:

(1)
1-for-1
-
Reporting person's increase in balance of Securities Beneficially Owned in the 401(k) Plan reported in Table I is a result of contributions made during 1998.
-
The ESOP security holdings reflected in Table I are as of December 31, 1997 as the allocation of these securities for the year ended
 December 31, 1998 has not been completed as of the date of this filing but will be provided on an Amended Form 5 as soon as the information becomes available.
(a)
Reporting person resigned as an officer of the Company on 12/31/98.

SIGNATURE OF REPORTING PERSON
/S/ By: Sylvia Sanchez
    For: John N. Goodpasture
DATE 02/15/99